Advent Software, Inc.

600 Townsend Street

San Francisco, CA 94103

December 4, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Michael F. Johnson

Matthew Crispino

Re:                              Advent Software, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008, filed on March 12, 2009

File No. 000-26994

Gentlemen:

This letter is being sent in reference to the Securities and Exchange Commission’s letter to Stephanie DiMarco, Chief Executive Officer of Advent Software, Inc., dated November 20, 2009 (the “Comment Letter”).

The Company is working expeditiously to respond to the Comment Letter.  However, in order to fully address the Staff’s comments and to allow the Company an opportunity to receive input on its responses from appropriate employees, several of whom are travelling internationally, the Company is respectfully requesting an extension of time to respond to the inquiries contained in the Comment Letter.  The Company currently anticipates submitting a response to the Comment Letter on or before December 18, 2009.

Please do not hesitate to contact me at (415) 645-1302 with any concerns you may have regarding the timetable described above.  Thank you very much for your courtesy and consideration of this matter.

Very truly yours,

ADVENT SOFTWARE, INC.

/s/ James S. Cox
James S. Cox
Senior Vice President and Chief Financial Officer